   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For May 13, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

APPOINTMENT OF DIRECTORS

Johannesburg, Monday, 13 May 2019. In accordance with paragraph 3.59(a) of the Listings Requirements of the JSE Limited, the Company hereby advises that Ms Grathel Motau and Ms Given Sibiya have been appointed to the Board of Directors of Harmony as independent non-executive directors with effect from 13 May 2019.

Harmony Gold Mining Company Limited’s Chairman, Dr Patrice Motsepe said, “We are pleased to welcome Grathel and Given to the Board of Harmony. They will make significant contributions to the development and growth of our Company”.

ends.
For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498

Johannesburg, South Africa
13 May 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 13, 2019	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director